SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
Commission file number 2-84723
SCHERING-PLOUGH EMPLOYEES’ SAVINGS PLAN
(Full Title of the Plan)
Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, New Jersey 07033
(Name of Issuer of Securities Held Pursuant to the Plan and Address of Principal Executive Offices)

SCHERING-PLOUGH EMPLOYEES’ SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants of Schering-Plough Employees’ Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Schering-Plough Employees’ Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Parsippany, New Jersey
June 26, 2006

SCHERING-PLOUGH EMPLOYEES’ SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in thousands)

	At December 31,
	2005	2004
Assets

Participant-directed investments, at fair value (Note 2):
Vanguard Funds	$1,398,432	$1,273,275
Schering-Plough Stock Fund	341,158	342,976
Loans to Participants	26,305	25,806

Total investments	1,765,895	1,642,057

Receivables:

Employer contributions	104	129
Participant contributions	104	131

Total receivables	208	260

Net assets available for benefits	$1,766,103	$1,642,317

The accompanying notes are an integral part of these Financial Statements.

SCHERING-PLOUGH EMPLOYEES’ SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in thousands)

	For the Years Ended
	December 31,
	2005	2004
Additions to net assets attributed to:

Investment income:

Dividend income, registered investment companies	$73,944	$21,037
Dividend income, Schering-Plough Stock Fund	3,591	1,692
Interest income, participant loans	1,631	835
Net appreciation in fair value of investments	3,387	117,947

Net investment income	82,553	141,511

Contributions:

Employer contributions	58,063	47,538
Participant contributions	112,736	71,873

Total contributions	170,799	119,411

Transfers-in from Profit-Sharing Incentive Plan (Note 1)	—	1,014,051

Total additions	253,352	1,274,973

Deductions from net assets attributed to:

Benefits paid to participants	129,566	101,091

Net increase	123,786	1,173,882

Net assets available for benefits:

Beginning of year	1,642,317	468,435

End of year	$1,766,103	$1,642,317

The accompanying notes are an integral part of these Financial Statements.

SCHERING-PLOUGH EMPLOYEES’ SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. DESCRIPTION OF PLAN
The Schering-Plough Employees’ Savings Plan (the Plan) is a defined contribution plan maintained for the benefit of United States employees of Schering-Plough Corporation (the Company) and its participating subsidiaries. Generally, all such employees are eligible to participate in the Plan on the date of employment. Schering Corporation, a subsidiary of the Company, is the Plan Sponsor (the Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
On September 10, 2004, the Schering-Plough Employees’ Profit-Sharing Incentive Plan (the Profit Sharing Plan) merged into the Plan in order to reduce administrative expenses and burden. As a result of this merger, assets totaling $1,014,051,000 were transferred at their then fair value (as determined by quoted market prices) into the Plan. The merger did not impact the combined monetary value of participants’ accounts under the two plans.
Participant Contributions
Salary Deferral Contributions — For each Plan year, participants may contribute from 1 percent to 50 percent of annual eligible compensation, up to an annual maximum amount as defined by the Internal Revenue Services.
Voluntary Contributions — Effective September 1, 2005, participants may voluntarily elect to contribute from 1 percent to 20 percent of their annual eligible compensation as after-tax contributions (see “Amendments to the Plan” below for additional information).
In no event can a participant’s Salary Deferral Contribution and Voluntary Contribution exceed 50 percent of the participant's annual eligible compensation.
Catch-Up Contributions — The Plan permits Catch-Up contributions that are designed to provide individuals age 50 and above with an additional pre-tax retirement savings opportunity. As such, eligible participants in the Plan had the opportunity to contribute additional Catch-Up Contributions in the amount of $4,000 in 2005 and $3,000 in 2004.
Employer Contributions
Non-Elective Contributions — The Company makes a Non-Elective Contribution equal to 3 percent of the annual eligible compensations for all employees who are eligible to participate in the Plan regardless of whether an employee has elected to make Salary Deferral Contributions.

Matching Contributions — For the employees who elect to make Salary Deferral Contributions to the Plan, the Company makes a matching contribution (dollar-for-dollar) up to 2 percent of annual eligible compensation.
Participant Accounts and Vesting
Each participant’s account is credited with all contributions and earnings (losses) thereon. Participants have a non-forfeitable right to all contributions plus (minus) actual earnings (losses) thereon, all of which vest fully and immediately.
Investment Options
Upon enrollment in the Plan, participants may direct contributions into any of the following investment options managed by the Vanguard Fiduciary Trust Company (Vanguard), a wholly-owned subsidiary of the Vanguard Group, Inc. (the Trustee):
•	Vanguard 500 Index Fund Investor Shares

•	Vanguard Explorer Fund Investor Shares

•	Vanguard Intermediate-Term Investment-Grade Fund Investor Shares

•	Vanguard International Growth Fund Investor Shares

•	Vanguard LifeStrategy Conservative Growth Fund

•	Vanguard LifeStrategy Growth Fund

•	Vanguard LifeStrategy Income Fund

•	Vanguard LifeStrategy Moderate Growth Fund

•	Vanguard Short-Term Investment-Grade Fund Investor Shares

•	Vanguard Treasury Money Market Fund

•	Vanguard U.S. Growth Fund Investor Shares

•	Vanguard Wellington Fund Investor Shares

•	Vanguard Windsor Fund Investor Shares
Participants may also direct contributions to the:
•	Schering-Plough Stock Fund — This fund is comprised of the Company’s common stock and a small percentage of cash as required for liquidity purposes. Participants may direct up to a maximum investment election of 50 percent of all contributions into this fund or allocate no more than 50 percent of the value of their accounts at the time of reallocation to this fund.

•	Repayment of Loans — Participants may borrow against their participant account balance up to the lesser of one-half of the account balance or $50,000 (reduced by certain amounts attributable to outstanding loans). Loan transactions are treated as a transfer between the investment funds and the Loans to Participants. The participant’s account balance would be reduced in the event of default. Participant loans bear fixed-interest rates as determined to be reasonable by the Schering-Plough Employee Benefits Committee (the Committee). The fixed-interest rates for participant loans outstanding during 2005 and 2004 ranged from 5 percent to 11.5 percent. Participant loans are repayable over periods not to exceed 5 years, except loans relating to a principal residence, which are repayable over a period not to exceed 20 years. An outstanding loan balance must be repaid within 60 days following the termination of the participant’s employment with the Company. Any outstanding balance remaining thereafter would be treated as taxable distributions.
Payment of Benefits
Upon termination of service due to death, total disability, or attainment of age 65, a participant (or the participant’s beneficiary in the event of death) may elect to receive either: (1) a cash lump-sum amount; (2) fixed or variable installments not to exceed the life expectancy of the participant and the participant’s beneficiary; (3) shares of the Company’s common stock (with respect to amounts invested in the Schering-Plough Stock Fund); or (4) certain combinations of the foregoing.
Small Benefits Payment — Notwithstanding the foregoing, if a participant’s account, at the date of distribution, equals $5,000 or less for distributions made prior to March 28, 2005, or $1,000 or less for distributions made on or after March 28, 2005, the participant’s account is paid in a lump-sum. In the absence of a distribution election, the distribution of a participant’s account balance in excess of $1,000 but not greater than $5,000 (excluding the value of any portion attributable to a Rollover account) occurring on or after March 28, 2005 will be transferred directly to an Individual Retirement Account (IRA) at the Trustee (see “Amendments to the Plan” below for additional information). Alternatively, participants whose account balances exceed $5,000 can elect to defer the receipt of their accounts up to age 70 -½.
In-Service Withdrawals — Distribution of all or a portion of a participant’s account, prior to termination of employment, may be granted by the Sponsor in the case of financial hardship and participants may be able to take in-service distributions from accounts transferred to the Plan from the Profit Sharing Plan. Active participants may elect to withdraw all or a portion of their accounts at any time after age 70.
Amendments to the Plan
During 2005, the Plan was amended to (1) allow participants to elect to contribute from 1 percent to 20 percent of their annual eligible compensation as after-tax contributions, effective September 1, 2005, (2) provide that, absent a participant’s distribution election, distribution of a participant’s account balance in excess of $1,000 but not greater than $5,000 (excluding the value of any portion attributable to a Rollover account) would be transferred directly to an IRA at the Trustee, effective for distributions occurring on or after March 28, 2005; and (3) make certain other technical changes to comply with applicable law.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting and Presentation
The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.
The Schering-Plough Stock Fund is valued using the unit accounting method whereby a participant’s account value is expressed in units of participation rather than number of shares of the Company’s common stock.
The closing stock prices of the Company’s common stock at December 31, 2005 and 2004 were $20.85 and $20.88, respectively.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Dividends recorded in the Schering-Plough Stock Fund are reinvested in Schering-Plough common stock units unless an election is made by the participant to receive these dividends in cash.
The net appreciation or depreciation in the fair value of investments consists of realized gain and losses and changes in unrealized gain or losses of these investments during the year. Realized gain or losses on investments are determined on the basis of average cost. Unrealized gain or losses on investments are based on changes in fair values of the investments during the reported periods.
Loans to Participants are valued at cost which approximates fair value.
Withdrawals and Benefit Payments
Withdrawals and benefit payments are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and use assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.
Risks and Uncertainties

The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risks associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
3. PLAN TERMINATION
Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to terminate the Plan subject to provisions of ERISA. In the event of whole or part termination of the Plan as defined under the Plan, the rights of the affected participants to their accounts under the Plan as of the date of the termination or discontinuance shall be non-forfeitable. Upon such termination of the Plan, the total amount in each affected participant’s account would be distributed to the participant as permitted by applicable law or continued in the Trust for the participant’s benefit, as the Committee shall direct.
4. FEDERAL INCOME TAX STATUS
The Plan received a favorable determination letter dated May 30, 2003 issued by the Internal Revenue Service indicating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (IRC), and that the Trust of the Plan is exempt from taxation under Section 501(a) of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
The Plan’s tax counsel believes that the Plan continues to be designed in material compliance with the applicable requirements of the IRC, and the Plan Administrator believes that the Plan is currently being operated in material compliance with the applicable requirements of the IRC.
5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Contributions are held and managed by the Trustee, which invests cash received, interest and dividend income and makes distributions to the participants. The Trustee also administers the participant’s payment of interest and principal on participant loans. These transactions qualify as permitted party-in-interest transactions.
Certain Plan investments are shares of mutual funds managed by Vanguard. These transactions qualify as permitted party-in-interest transactions. As of December 31, 2005 and 2004, the total market value of investments in the mutual funds managed by Vanguard was $1,398,432,000 and $1,273,275,000, respectively.

Certain Plan investments are shares of the Company’s common stock. These transactions qualify as permitted party-in-interest transactions. As of December 31, 2005 and 2004, the total market value of investments in the Schering-Plough Stock Fund was $341,158,000 and $342,976,000, respectively. As of December 31, 2005 and 2004, the Plan held 908,809 and 912,219 units, respectively, of the Schering-Plough Stock Fund. During the years ended December 31, 2005 and 2004, the Plan recorded dividend income of $3,591,000 and $1,692,000, respectively, from the Schering-Plough Stock Fund.
On September 10, 2004, the Profit Sharing Plan was merged into the Plan (see Note 1 for additional information). This transaction qualifies as a permitted party-in-interest transaction. The total fair market value of the transfer of assets into the Plan was $1,014,051,000.
Certain administrative functions are performed by officers or employees of the Company or its subsidiaries who may also be participants in the Plan. These actions qualify as permitted party-in-interest activities. No such officer or employee receives compensation from the Plan.
All plan administration expenses are paid by the Sponsor.

6. NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS
During 2005 and 2004, investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2005	2004
	(dollars in thousands)
*Vanguard International Growth Fund Investor Shares	$7,442	$7,066
*Vanguard 500 Index Fund Investor Shares	6,606	15,397
*Vanguard U.S. Growth Fund Investor Shares	2,934	1,861
*Vanguard LifeStrategy Growth Fund	1,592	2,080
*Vanguard Explorer Fund Investor Shares	963	18,453
*Vanguard Wellington Fund Investor Shares	874	4,628
*Vanguard LifeStrategy Moderate Growth Fund	857	1,284
*Vanguard LifeStrategy Conservative Growth Fund	288	560
*Schering-Plough Stock Fund	73	36,461
*Vanguard LifeStrategy Income Fund	(39)	184
*Vanguard Short-Term Investment-Grade Fund Investor Shares	(581)	(297)
*Vanguard Intermediate-Term Investment-Grade Fund Investor Shares	(1,050)	(115)
*Vanguard Windsor Fund Investor Shares	(16,572)	30,385

Net appreciation in fair value of investments	$3,387	$117,947

*	Permitted party-in-interest to the Plan.

7. INVESTMENTS
The following investments represented 5 percent or more of the Plan’s net assets available for benefits at:

	December 31
	2005	2004
	(dollars in thousands)
*Schering-Plough Stock Fund, 908,809 and 912,219 units, respectively	$341,158	$342,976

*Vanguard Windsor Fund Investor Shares, 19,722,382 and 18,358,923 shares, respectively	338,239	331,746

*Vanguard 500 Index Fund Investor Shares, 1,985,941 and 1,925,887 shares, respectively	228,225	215,006

*Vanguard Wellington Fund Investor Shares, 6,302,602 and 5,485,800 shares, respectively	191,284	165,616

*Vanguard Treasury Money Market Fund, 186,990,917 and 183,693,467 shares, respectively	186,991	183,693

*Vanguard Explorer Fund Investor Shares, 2,147,811 and 1,918,219 shares, respectively	161,322	143,042

*	Permitted party-in-interest to the Plan.

SCHERING-PLOUGH EMPLOYEES’ SAVINGS PLAN
Form 5500, Schedule H, Part IV, Line 4 i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005
Employer Identification Number: 22-1261880
Plan Number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer,
	Borrower, Lessor or	Description of investment including maturity date,		Current
	Similar Party	rate of interest, collateral, par or maturity value	Cost	Value

				(dollars in
				thousands)

*	Vanguard	Windsor Fund Investor Shares	**	$338,239
*	Vanguard	500 Index Fund Investor Shares	**	228,225
*	Vanguard	Wellington Fund Investor Shares	**	191,284
*	Vanguard	Treasury Money Market Fund	**	186,991
*	Vanguard	Explorer Fund Investor Shares	**	161,322
*	Vanguard	International Growth Fund Investor Shares	**	79,465
*	Vanguard	Short-Term Investment-Grade Fund Investor Shares	**	41,547
*	Vanguard	Intermediate-Term Investment-Grade Fund Investor Shares	**	38,492
*	Vanguard	LifeStrategy Growth Fund	**	36,124
*	Vanguard	U.S. Growth Fund Investor Shares	**	31,421
*	Vanguard	LifeStrategy Moderate Growth Fund	**	29,361
*	Vanguard	LifeStrategy Conservative Growth Fund	**	20,350
*	Vanguard	LifeStrategy Income Fund	**	15,611

		Total Vanguard Registered Investment Company Funds		1,398,432

*	Schering-Plough Corporation	Schering-Plough Stock Fund	**	341,158
*	Various participants	Outstanding Loan Balance (interest rates ranging from 5.00% to 11.50%, maturing from 1 to 20 years)	**	26,305

		Total Assets Held at End of Year		$1,765,895

* Permitted party-in-interest to the Plan.
** Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Schering-Plough Employees’ Savings Plan

Date: June 26, 2006	By:	/s/ Vincent Sweeney

Name: Vincent Sweeney
Title: Plan Administrator